UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.        2      )*
General Instrument Corporation
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)
370121 10 5
(CUSIP Number)
Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370121 10 5	13G		Page 2 of 8 Pages



1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Forstmann Little & Co. Subordinated Debt & Equity	13-3475740
Management Buyout Partnership-IV


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[ ]
(b)[X]


3
SEC USE ONLY



4
CITIZENSHIP OR PLACE OF ORGANIZATION
New York



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5
SOLE VOTING POWER
17,410,550**

6
SHARED VOTING POWER
None

7
SOLE DISPOSITIVE POWER
17,410,550**


8
SHARED DISPOSITIVE POWER
None

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,410,550**


10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES* [ ]


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.2%


12
TYPE OF REPORTING PERSON
PN



** Reflects a two-for-one split of the Common Stock on August 8, 1994 effected in the form of a 100% stock dividend

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 370121 10 5	13G		Page 3 of 8 Pages



1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Instrument Partners	13-3461498


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[ ]
(b)[X]


3
SEC USE ONLY



4
CITIZENSHIP OR PLACE OF ORGANIZATION
New York



NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5
SOLE VOTING POWER
19,784,150**

6
SHARED VOTING POWER
None

7
SOLE DISPOSITIVE POWER
19,784,150**


8
SHARED DISPOSITIVE POWER
None

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,784,150**


10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES* [ ]


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.2%


12
TYPE OF REPORTING PERSON
PN



** Reflects a two-for-one split of the Common Stock on August 8, 1994 effected in the form of a 100% stock dividend



*SEE INSTRUCTION BEFORE FILLING OUT!

4 of 8 pages

This Amendment No. 2 amends the Schedule 13G filed on February 12, 1993, by Instrument Partners and Forstmann Little & Co.
Subordinated Debt & Equity Management Buyout Partnership-IV with respect to the Common Stock of General Instrument Corporation, as amended and restated by Amendment No. 1 thereto filed on February 14, 1994 (the "Schedule 13G"), as follows. Terms used but not defined herein shall have the meaning set forth in the Schedule 13G.

(a)	Item 4 is hereby amended and restated in its
entirety to read as follows:

Item 4.	Ownership
The following information is as of December 31, 1994:
(1)	Instrument Partners:
(a)	Amount Beneficially Owned
	Instrument Partners, a New York limited
partnership, directly owns 19,784,150 shares of Common
Stock. FLC XXII Partnership, a New York general partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Instrument
Partners. TJ/JA L.P., a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, and Nicholas C. Forstmann, Wm. Brian Little, John A.
Sprague, Steven B. Klinsky and Winston W. Hutchins, each a United States citizen with his principal place of business being at the address set forth in response to Item 2(b) of this statement, are the general partners of FLC XXII Partnership. Theodore J.
Forstmann, a United States citizen whose principal place of business is at the address set forth in response to Item 2(b) of this statement, is the general partner of TJ/JA L.P. Accordingly, each of such individuals and partnerships may be deemed to share beneficial ownership of these shares of Common
Stock, but specifically disclaim any such beneficial ownership pursuant to Rule 13d-4.

5 of 8 pages

(b)	Percent of Class.
	The shares of Common Stock owned by Instrument
Partners represent approximately 16.2% of the Common Stock.

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote --
19,784,150.
(ii)	shared power to vote or to direct the vote --
None.
(iii)	sole power to dispose or to direct the
disposition of -- 19,784,150.
(iv)	shared power to dispose or to direct the
disposition of -- None.
(2)	MBO-IV:
(a)	Amount Beneficially Owned
	MBO-IV, a New York limited partnership, directly owns 17,410,550 shares of Common Stock. FLC
Partnership, L.P. ("FLC") is the general partner of MBO-IV and, accordingly, may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaims any such beneficial ownership pursuant to Rule 13d-4.
Theodore J. Forstmann, Nicholas C. Forstmann, Steven
B. Klinsky, Winston W. Hutchins, Sandra J. Horbach and
Daniel F. Akerson, each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement (except for Mr. Akerson, whose principal place of business is General Instrument Corporation, 181 West Madison Street, Chicago, Illionois 60602), are the general partners of FLC. Under the terms of the FLC partnership agreement, however, Mr. Akerson and Ms. Horbach have no economic, voting, dispositive or other beneficial ownership of any shares of Common
Stock of the Company owned by MBO-IV. Accordingly, each of Messrs. Forstmann, Forstmann, Klinsky and
Hutchins may be deemed to share beneficial ownership of

6 of 8 pages

these shares of Common Stock, but specifically disclaim any such beneficial ownership pursuant to Rule 13d-4.

(b)	Percent of Class.
	The shares of Common Stock owned by MBO-IV represent approximately 14.2% of the Common Stock.

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote
- -- 17,410,550.
(ii)	shared power to vote or to direct the
vote -- None.
(iii)	sole power to dispose or to direct the
disposition of -- 17,410,550.
(iv)	shared power to dispose or to direct
the disposition of -- None.
Ownership of Five Percent or Less of a Class.
Not Applicable.

7 of 8 pages

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1995

Instrument Partners

	By:	 FLC XXII Partnership,
	    	General Partner


	By:  ___/s/Winston W. Hutchins___
		         Winston W. Hutchins
		           General Partner


Forstmann Little & Co. Subordinated Debt and
Equity Management Buyout Partnership-IV

	By: 	FLC Partnership, L.P.,
   	 	General Partner


	By:  ___/s/Winston W. Hutchins___
         		Winston W. Hutchins
           		General Partner